Mail Stop 3651

December 16, 2009

Laura J. Sen
President and Chief Executive Officer
BJ's Wholesale Club, Inc.
One Mercer Road
Natick, Massachusetts 01760

> **Re: BJ's Wholesale Club, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2009**
> **File No. 001-13143**

Dear Ms. Sen:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 1. Business, page 3

1. Please describe the practices of the company relating to warranties and product recalls. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Item 3. Legal Proceedings, page 13

2. We note your disclosure that the company is subject to various claims relating to fraudulent credit and debit card charges. If these claims are proceedings pending in court, please disclose the name of the court, the date instituted, the names of the principal parties thereto, and quantify the relief sought. Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 21

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion here should not be a recitation of your financial statements in narrative form. For example, we note your statement on page 21 that comparable club sales increased by 9.4% from 2007 to 2008, which included a food sales increase of approximately 10% over the same period. Discuss whether you expect this trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Refer to Securities Act Release No. 33-8350, Section I.B. (December 19, 2003); and Securities Act Release No. 33-6835, Section III.C. (May 18, 1989).

Exhibit 10.13 Credit Agreement

4. The incorporation by reference of Exhibit 10.13, Credit Agreement, appears to be incorrect. Footnote 14 on page 61 indicates that this exhibit was filed with your Current Report on Form 8-K dated November 28, 2006, but it appears this exhibit was filed with your Current Report on Form 8-K dated and filed May 4, 2005. Please revise and confirm that all other references in your exhibit index are correct.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Compensation Actions Relating to Fiscal 2008, page 28

5. Please describe how the 2008 option awards amounts disclosed in your Summary Compensation Table were initially determined, including, but not limited to, the

initial grant date and vesting period for the subject options. In this regard, we understand from your disclosure on page 21 that no options were granted in 2008.

<u>2008 Management Incentive Plan, page 29</u>

6. Please disclose the formula used to calculate each NEO's annual incentive award. Refer to Item 402(b)(1)(v) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director